U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For November 8, 2011	Commission File Number: 1-15226

ENCANA CORPORATION

(Translation of registrant’s name into English)

1800, 855 — 2nd Street SW

Calgary, Alberta, Canada T2P 2S5

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐    Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

The exhibits to this report on Form 6-K shall be incorporated by reference into and as an exhibit to the registrant’s Registration Statement on Form F-9 (File No. 333-165626) under the Securities Act of 1933, as amended.

EXPLANATORY NOTE

This report on Form 6-K shall be deemed filed with, and not furnished to, the Securities and Exchange Commission. The exhibits to this report on Form 6-K are incorporated by reference into and as an exhibit to the registrant’s Registration Statement on Form F-9 (File No. 333-165626) under the Securities Act of 1933, as amended.

DOCUMENTS FILED AS PART OF THIS FORM 6-K

See the Exhibit Index to this Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 8, 2011

ENCANA CORPORATION
(Registrant)

By:	/s/ Dawna I. Gibb
	Name:	Dawna I. Gibb
	Title:	Assistant Corporate Secretary

Form 6-K Exhibit Index

Exhibit No.

99.1	Consent of Blake, Cassels & Graydon LLP
99.2	Consent of McDaniel & Associates Consultants Ltd.
99.3	Consent of GLJ Petroleum Consultants Ltd.
99.4	Consent of Netherland, Sewell & Associates, Inc.
99.5	Consent of DeGolyer and MacNaughton